Exhibit 99.1

Trillion Energy Announces filing of Year-Ended December 31, 2025 Financial Statements

May 26, 2026 – Vancouver, BC – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) today announces that it has filed its annual audited financial statements, MDA and annual report for the year ended December 31, 2025 on SEDAR+ at www.sedarplus.ca and has submitted for applied for revocation of its MCTO.

Additional time was required in connection with the Company’s strategic pivot, write down of historical assets (which were disposed of earlier this year) and engagement of a new independent reserves reporter -all in connection with the Company’s pivot to onshore oil exploration.

Trillion is focused on advancing the M47c,d Block in southeastern Türkiye, in which a light conventional oil discovery was made during 2025 as described in the Company’s April 14th and 16th press releases.

Project Highlights

●	29% earn-in interest in block M47c,d

●	2C Contingent Resource of 27.6 MMbbl (24,186 MSTB net) on the North Discovery, with an unrisked NPV-10 of US$733.5 million and a risked expected value of US$594.2 million (81% chance of development) net to Trillion’s 29% working interest.

●	Unrisked resource potential of 51.6 MMbbl net to Trillion across three prospects - North (Contingent), Central, and Findık (South)

●	Light oil confirmed at 32.4° API gravity

●	The M47 block lies approximately 11 kilometres from the Şehit Aybüke Yalçın oil field, Türkiye’s largest onshore oil discovery, the Şehit Esma Çevik oil field (5–6 km), Yağizoymak field (approximately 2 km), and Bulmuşlar field (approximately 4 km)

●	Two-year funding commitments of approximately US$15.0 million.

Filings and Regulatory Matters

The annual filings consist of the Company’s audited consolidated financial statements, management’s discussion and analysis (“MD&A”) and related CEO and CFO certifications under National Instrument 52-109 for the year ended December 31, 2025. The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and have been audited by MNP LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Company expects to file its condensed interim consolidated financial statements, MD&A and related CEO and CFO certifications for the three months ended March 31, 2026 on or about Friday, May 29, 2026, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

With the annual filings now completed, the Company has applied to the British Columbia Securities Commission, for revocation of the management cease trade order effective May 1, 2026 under National Policy 12-203.

The Company’s annual filings, interim filings and reserves disclosures are available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml and on the Company’s website at www.trillionenergy.com.

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 and 2027 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Trillion Energy International Inc.

Sean Stofer, CEO

David Thompson, Chief Financial Officer

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com